Exhibit 99.1

News Release

PartnerRe Ltd. Reports First Quarter 2018 Results

▪	First Quarter Net loss attributable to common shareholder of $120 million, due to $222 million net realized and unrealized losses in the Investment portfolio driven by increase in risk-free rates

▪	Non-life combined ratio of 94.7% (vs. 96.4% in Q1 2017), driven by continued solid performance in the Specialty segment (86.9% combined ratio in Q1 2018 vs. 95.2% in Q1 2017)

▪	Allocated underwriting result in the Life and Health segment of $30 million, a $22 million increase vs. Q1 2017, and the highest recorded in PartnerRe history

PEMBROKE, Bermuda, May 24, 2018 - PartnerRe Ltd. ("the Company") today reported a net loss attributable to common shareholder of $120 million for the first quarter of 2018 compared to net income of $38 million for the same period of 2017. The net loss attributable to common shareholder for the first quarter of 2018 includes net unrealized investment losses of approximately $222 million, mainly driven by an increase in risk-free rates. The majority of the Company's investments, including all standard fixed income investments such as government bonds and investment grade corporate debt, are accounted for at fair value with changes in the fair value recorded in the Consolidated Statements of Operations.

Commenting on results, PartnerRe President and Chief Executive Officer Emmanuel Clarke said, “We had solid underwriting profits this quarter in both our Non-Life and Life & Health segments with improved pricing margins, a 14% increase in net premium earned to last year’s first quarter and improved combined ratio across various lines of business. These results, alongside positive April 1 renewals, where we continued to see increases in business margins, position the company well to deliver improved underwriting results during the course of 2018. Interest rate increases recorded during Q1 are positive news for our business longer-term, yet their accounting impact translated into a net loss.”
Highlights for the first quarter of 2018 compared to the same period of 2017 are included below:

Non-Life:

▪	Non-life net premiums written for the first quarter of 2018 were up 14% compared to the same period of 2017, primarily driven by the P&C segment.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release

▪
The Non-life combined ratio was 94.7% for the first quarter of 2018 compared to 96.4% for the first quarter of 2017. The Non-life combined ratio continued to benefit from net favorable prior years' reserve development of $41 million (5.0 points) for the first quarter of 2018 compared to $86 million (11.3 points) for the same period of 2017, with both the Specialty and P&C segments experiencing net favorable development.

▪
P&C combined ratio was 100.4% for the first quarter of 2018 compared to 97.5% for the same period of 2017, primarily due to adverse prior year development related to a number of mid-sized losses, attritional losses in North America and a higher acquisition cost ratio.

▪
Specialty combined ratio was 86.9% for the first quarter of 2018 compared to 95.2% for the same period of 2017, due to the absence of mid-sized losses and a low level of attritional losses, partially offset by a higher acquisition cost ratio.

Life and Health:

▪
Life and Health net premiums written were up 28% in the first quarter of 2018, primarily driven by the addition of Aurigen premiums of $36 million (or 12% of the increase in net premiums written) in the first quarter of 2018 following its acquisition in the second quarter of 2017, organic growth in life business and the positive impact of foreign exchange.

▪
Allocated underwriting result was $30 million in the first quarter of 2018 compared to $8 million in the same period of 2017, with improved underwriting results in both life ($29 million compared to a $15 million gain in the first quarter of 2017) and health ($1 million gain compared to a $7 million loss in the first quarter of 2017). Allocated underwriting result in the first quarter of 2018 was the highest recorded in the Life and Health segment in PartnerRe history.

Investments:

▪
Net investment total return in the first quarter of 2018 was a loss of $102 million, or (0.6)%, and included net realized and unrealized investment losses of $222 million, partially offset by net investment income of $103 million and interest in earnings of equity method investments of $17 million. This compares to a positive total return of $130 million, or 0.8%, for the first quarter of 2017, which included net realized and unrealized investment gains of $23 million, net investment income of $99 million and interest in earnings of equity method investments of $8 million.

▪
Net investment income for the first quarter of 2018 was up $4 million, or 4%, compared to the same period of 2017, mainly due to higher reinvestment rates and certain asset allocation changes in the fixed income portfolio.

▪	Net realized and unrealized investment losses of $222 million in the first quarter of 2018 were driven by a significant increase in risk-free rates (approximately $180 million, mainly in the U.S.),

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release

coupled with a widening of credit spreads in U.S. and Europe (approximately $50 million). Financial assets (mainly alternative credit, public and private equity) and real estate reported a $25 million gain for the quarter. The Company reported a net realized and unrealized investment gains of $23 million in the first quarter of 2017 driven by mark-to-market gains mostly generated by a narrowing of corporate spreads and a decrease in U.S. risk-free rates at the longer end of the curve.

▪	Reinvestment rates are currently 3.2%, compared to the Company's fixed income investment portfolio yield of 2.7%.
Other Income Statement Items:

▪
Other expenses of $87 million in the first quarter of 2018 were down $3 million (3.2%), or $8 million (8.7%) excluding the impact of foreign exchange, compared to the same period of 2017. This decrease in other expenses was primarily due to lower personnel costs, partially offset by the inclusion of Aurigen expenses of $3 million in the first quarter of 2018. Excluding Aurigen expenses and the impact of foreign exchange, other expenses were down $11 million or 12.2% compared to the first quarter of 2017.

▪	Interest expense of $11 million and preferred dividends of $12 million in the first quarter of 2018 were comparable to the first quarter of 2017.

▪
Income tax benefit was $15 million on pre-tax losses of $123 million in the first quarter of 2018 compared to income tax expense of $1 million on pre-tax income of $51 million for the same period of 2017.

Balance Sheet and Capitalization:

▪	Total investments, funds held–directly managed and cash and cash equivalents were $17.0 billion at March 31, 2018, up 0.1% compared to December 31, 2017.

▪
Cash and cash equivalents and fixed maturities, which are government issued or investment grade fixed income securities, were $13.9 billion at March 31, 2018, representing 84% of the total of cash and cash equivalents and total investments.

▪	The average credit rating was A and expected average duration of the fixed income portfolio was 4.8 years, matching the average duration of the Company’s liabilities, at March 31, 2018.

▪	Dividends declared to common shareholders in the first quarter of 2018 were $48 million.

▪	Total capital was $8.0 billion at March 31, 2018, down 1.9% compared to December 31, 2017, primarily due to the net loss for the first quarter of 2018.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release

▪
Common shareholder's equity (or book value) of $5.9 billion and tangible book value of $5.3 billion at March 31, 2018 were down 3.0% and 3.3%, respectively, compared to December 31, 2017, primarily due to net loss attributable to common shareholder and dividends on common shares.

▪	Book value at March 31, 2018, excluding dividends on common shares, was down (2.2)% compared to December 31, 2017.
Cash Flows:

▪
Cash used in operating activities was $36 million in the first quarter of 2018 compared to $1 million in the same period of 2017. The cash outflow in the first quarter of 2018 was primarily driven by losses paid with respect to large loss events in 2017.

▪
Cash used in investing activities was $31 million in the first quarter of 2018 compared to cash provided by investing activities of $86 million in the same period in 2017. The cash outflows in the first quarter of 2018 primarily reflect purchases of equities and short-term investments exceeding sales and redemptions of fixed maturity securities.

▪
Cash used in financing activities was $59 million in the first quarter of 2018 driven by dividends paid to common and preferred shareholders compared to $12 million in the same period in 2017 for dividends paid only to preferred shareholders.

_______________________________________

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2017, total revenues were $5.7 billion. At March 31, 2018, total assets were $23.5 billion, total capital was $8.0 billion and total shareholders’ equity was $6.6 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com
Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release

catastrophe or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive (Loss) Income (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2018	March 31, 2017
Revenues
Gross premiums written	$1,804,841	$1,502,668
Net premiums written	$1,581,652	$1,352,100
Increase in unearned premiums	(377,624)	(299,123)
Net premiums earned	1,204,028	1,052,977
Net investment income	102,399	98,570
Net realized and unrealized investment (losses) gains	(222,560)	22,868
Other income	5,180	3,409
Total revenues	1,089,047	1,177,824
Expenses
Losses and loss expenses	828,895	767,149
Acquisition costs	283,621	224,700
Other expenses (2)	86,732	89,643
Interest expense	10,747	10,253
Amortization of intangible assets	5,902	5,704
Net foreign exchange losses	13,831	37,651
Total expenses	1,229,728	1,135,100
(Loss) income before taxes and interest in earnings of equity method investments	(140,681)	42,724
Income tax (benefit) expense	(15,072)	1,287
Interest in earnings of equity method investments	17,463	8,366
Net (loss) income	(108,146)	49,803
Preferred dividends	11,604	11,604
Net (loss) income attributable to common shareholder	$(119,750)	$38,199
Comprehensive (loss) income	$(124,440)	$35,455

(1) On March 18, 2016, Exor N.V. acquired 100% of the Company's common shares. As such, per share data is no longer meaningful and has been excluded. PartnerRe common shares are no longer traded on the NYSE.

(2) Other expenses for the three months ended March 31, 2018 and 2017 include $9 million and $8 million, respectively, of reorganization related costs. Following the acquisition of Aurigen on April 2, 2017, other expenses for the three months ended March 31, 2018 also include Aurigen's expenses of $3 million.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	March 31, 2018	December 31, 2017
Assets
Investments:
Fixed maturities, at fair value	$12,582,789	$12,654,859
Short-term investments, at fair value	40,244	4,400
Equities, at fair value	690,545	638,596
Investments in real estate	83,098	83,098
Other invested assets	1,492,379	1,385,258
Total investments	14,889,055	14,766,211
Funds held–directly managed	437,419	424,765
Cash and cash equivalents	1,655,126	1,772,012
Accrued investment income	115,986	120,805
Reinsurance balances receivable	3,085,162	2,724,844
Reinsurance recoverable on paid and unpaid losses	836,146	828,807
Funds held by reinsured companies	870,274	801,451
Deferred acquisition costs	753,984	672,307
Deposit assets	79,939	78,542
Net tax assets	134,163	133,169
Goodwill	456,380	456,380
Intangible assets	154,333	160,234
Other assets	45,924	41,237
Total assets	$23,513,891	$22,980,764
Liabilities
Non-life reserves	$9,613,443	$9,710,457
Life and health reserves	2,571,678	2,490,474
Unearned premiums	2,334,642	1,818,999
Other reinsurance balances payable	326,973	292,077
Deposit liabilities	10,185	10,864
Net tax liabilities	127,668	154,947
Accounts payable, accrued expenses and other	484,015	302,021
Debt related to senior notes	1,413,064	1,384,824
Debt related to capital efficient notes	70,989	70,989
Total liabilities	16,952,657	16,235,652
Shareholders’ Equity
Common shares (par value $0.00000001; issued: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(106,575)	(90,281)
Retained earnings	4,243,110	4,410,694
Total shareholders’ equity	6,561,234	6,745,112
Total liabilities and shareholders’ equity	$23,513,891	$22,980,764

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2018	March 31, 2017
Net cash used in operating activities	$(35,682)	$(893)
Net cash (used in) provided by investing activities	(31,141)	85,515
Net cash used in financing activities	(59,439)	(11,603)
Effect of foreign exchange rate changes on cash	9,376	5,143
(Decrease) increase in cash and cash equivalents	(116,886)	78,162
Cash and cash equivalents - beginning of period	1,772,012	1,773,328
Cash and cash equivalents - end of period	$1,655,126	$1,851,490

PartnerRe Ltd.
Consolidated Statements of Comprehensive (Loss) Income
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2018	March 31, 2017
Net (loss) income	$(108,146)	$49,803
Change in currency translation adjustment	(14,974)	(13,367)
Change in net unrealized gains or losses on investments, net of tax	(75)	(77)
Change in unfunded pension obligation, net of tax	(1,245)	(904)
Comprehensive (loss) income	$(124,440)	$35,455

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended March 31, 2018
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$895	$505	$1,400	$405	$—	$1,805
Net premiums written	$772	$426	$1,198	$384	$—	$1,582
Increase in unearned premiums	(293)	(83)	(376)	(2)	—	(378)
Net premiums earned	$479	$343	$822	$382	$—	$1,204
Losses and loss expenses	(324)	(185)	(509)	(320)	—	(829)
Acquisition costs	(138)	(107)	(245)	(39)	—	(284)
Technical result	$17	$51	$68	$23	$—	$91
Other income	—	—	—	4	1	5
Other expenses	(19)	(6)	(25)	(13)	(49)	(87)
Underwriting result	$(2)	$45	$43	$14	n/a	$9
Net investment income				16	87	103
Allocated underwriting result				$30	n/a	n/a
Net realized and unrealized investment losses					(222)	(222)
Interest expense					(11)	(11)
Amortization of intangible assets					(6)	(6)
Net foreign exchange losses					(13)	(13)
Income tax benefit					15	15
Interest in earnings of equity method investments					17	17
Net loss					n/a	$(108)
Loss ratio (1)	67.7%	53.8%	61.9%
Acquisition ratio (2)	28.7	31.3	29.8
Technical ratio (3)	96.4%	85.1%	91.7%
Other expense ratio (4)	4.0	1.8	3.0
Combined ratio (5)	100.4%	86.9%	94.7%
	For the three months ended March 31, 2017
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$726	$468	$1,194	$309	$—	$1,503
Net premiums written	$643	$410	$1,053	$299	$—	$1,352
Increase in unearned premiums	(236)	(53)	(289)	(10)	—	(299)
Net premiums earned	$407	$357	$764	$289	$—	$1,053
Losses and loss expenses	(287)	(228)	(515)	(252)	—	(767)
Acquisition costs	(90)	(103)	(193)	(32)	—	(225)
Technical result	$30	$26	$56	$5	$—	$61
Other income	1	—	1	3	—	4
Other expenses	(20)	(9)	(29)	(13)	(48)	(90)
Underwriting result	$11	$17	$28	$(5)	n/a	$(25)
Net investment income				13	86	99
Allocated underwriting result				$8	n/a	n/a
Net realized and unrealized investment gains					23	23
Interest expense					(10)	(10)
Amortization of intangible assets					(6)	(6)
Net foreign exchange losses					(38)	(38)
Income tax expense					(1)	(1)
Interest in earnings of equity method investments					8	8
Net income					n/a	$50
Loss ratio (1)	70.5%	63.9%	67.4%
Acquisition ratio (2)	22.1	28.7	25.2
Technical ratio (3)	92.6%	92.6%	92.6%
Other expense ratio (4)	4.9	2.6	3.8
Combined ratio (5)	97.5%	95.2%	96.4%

(1)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(2)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(3)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(4)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(5)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

Supplementary Financial Information

PartnerRe Ltd.
Investment Portfolio
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	March 31, 2018		December 31, 2017
Investments:
Fixed maturities
U.S. government	$2,046	14%	$2,184	15%
U.S. government sponsored enterprises	33	—	22	—
U.S. states, territories and municipalities	661	4	690	5
Non-U.S. sovereign government, supranational and government related	1,811	12	1,751	12
Corporate bonds	5,994	40	6,129	41
Mortgage/asset-backed securities	2,038	14	1,879	13
Total fixed maturities	12,583	84	12,655	86
Short-term investments	40	—	4	—
Equities	691	5	639	4
Investments in real estate(1)	83	1	83	1
Other invested assets	1,492	10	1,385	9
Total investments	$14,889	100%	$14,766	100%
Cash and cash equivalents	1,655		1,772
Total investments and cash and cash equivalents	16,544		16,538
Maturity distribution:
One year or less	$323	3%	$280	2%
More than one year through five years	4,569	36	4,259	34
More than five years through ten years	4,174	33	4,126	32
More than ten years	1,519	12	2,115	17
Subtotal	10,585	84	10,780	85
Mortgage/asset-backed securities	2,038	16	1,879	15
Total fixed maturities and short-term investments	$12,623	100%	$12,659	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,163	9%	$902	7%
AA	5,430	43	5,530	44
A	2,524	20	2,603	21
BBB	3,175	25	3,310	26
Below Investment Grade/Unrated	331	3	314	2
	$12,623	100%	$12,659	100%
Expected average duration (2)		4.8	Yrs	4.7	Yrs
Average yield to maturity at market (2)		3.2%		2.8%
Average credit quality		A		A

 (1) Includes investments in real estate acquired during the fourth quarter of 2017 purchased from an equity method investee
 (2) Includes funds holding fixed income securities that are classified with equities on the Consolidated Balance Sheets and futures used for the purpose of hedging duration

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

March 31, 2018
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Total Investments and Cash and Cash Equivalents	Largest single issuer as a percentage of Total Investments and Cash and Cash Equivalents
Distribution by sector - Corporate bonds
Consumer noncyclical	$1,314,082	21.9%	7.9%	1.3%
Finance	922,745	15.4	5.6	0.7
Industrials	647,656	10.8	3.9	0.3
Energy	573,574	9.6	3.5	0.5
Consumer cyclical	463,379	7.7	2.8	0.3
Communications	398,497	6.7	2.4	0.7
Insurance	551,638	9.2	3.3	0.7
Utilities	283,383	4.7	1.7	0.1
Real estate investment trusts	289,261	4.8	1.8	0.4
Technology	232,056	3.9	1.4	0.5
Basic materials	220,406	3.7	1.3	0.3
Catastrophe bonds	17,463	0.3	0.1	—
Longevity and mortality bonds	23,040	0.4	0.1	0.1
Government guaranteed corporate debt	56,152	0.9	0.3	0.3
Total Corporate bonds	$5,993,332	100.0%	36.1%
Finance sector - Corporate bonds
Banks	$555,931	9.3%	3.4%
Investment banking and brokerage	239,901	4.0	1.5
Financial services	47,145	0.8	0.3
Commercial and consumer finance	25,514	0.4	0.2
Other	54,254	0.9	0.3
Total finance sector - Corporate bonds	$922,745	15.4%	5.7%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$8,500	$306,991	$240,440	$—	$555,931
Investment banking and brokerage	—	—	51,857	186,851	1,193	239,901
Financial services	—	—	19,337	27,808	—	47,145
Commercial and consumer finance	—	—	25,514	—	—	25,514
Other	—	13,365	40,889	—	—	54,254
Total finance sector - Corporate bonds	$—	$21,865	$444,588	$455,099	$1,193	$922,745
% of total	—%	2.4%	48.2%	49.3%	0.1%	100.0%
Concentration of investment risk
The top 10 Corporate bond issuers account for 17.5% of the Company’s total corporate bonds. The single largest issuer accounts for 3.5% of the Company’s total Corporate bonds.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended
	March 31, 2018	March 31, 2017
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$9,710,457	$8,985,434
Reinsurance recoverable at beginning of period	(688,680)	(266,742)
Net liability at beginning of period	9,021,777	8,718,692
Net incurred losses related to:
Current year	549,885	601,073
Prior years	(41,062)	(86,063)
	508,823	515,010
Change in reserve agreement (1)	6,572	7,500
Net losses paid	(644,299)	(571,562)
Effects of foreign exchange rate changes	108,958	101,354
Net liability at end of period	9,001,831	8,770,994
Reinsurance recoverable at end of period	611,612	273,860
Gross liability at end of period	$9,613,443	$9,044,854

Breakdown of gross liability at end of period:
Case reserves	$4,292,201	$3,889,777
Additional case reserves	171,781	159,161
Incurred but not reported reserves	5,149,461	4,995,916
Gross liability at end of period	$9,613,443	$9,044,854
Gross liability at end of period by Non-life segment:
P&C	6,813,538	6,226,150
Specialty	2,799,905	2,818,704
Gross liability at end of period	$9,613,443	$9,044,854
Unrecognized time value of non-life reserves (2)	$664,194	$455,323
Non-life paid loss ratio data:
Non-life paid losses to incurred losses ratio	126.6%	111.0%
Non-life paid losses to net premiums earned ratio	78.4%	74.8%

(1) The change in the reserve agreement is due to adverse development on Paris Re’s reserves which are guaranteed by Axa under the reserve agreement.
(2) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended
	March 31, 2018	March 31, 2017
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,490,474	$1,984,096
Reinsurance recoverable at beginning of period	(40,605)	(31,372)
Net liability at beginning of period	2,449,869	1,952,724
Net incurred losses	320,072	252,138
Net losses paid	(286,526)	(208,602)
Effects of foreign exchange rate changes	50,294	43,238
Net liability at end of period	2,533,709	2,039,498
Reinsurance recoverable at end of period	37,969	29,585
Gross liability at end of period	$2,571,678	$2,069,083
Unrecognized life value in force(1)	$328,900	$179,000

(1) The life value in force (Life VIF) is the present value of the profits that will emerge from life policies over time and is comprised of the present value of future after-tax profits and the cost of capital. The Company’s Life VIF is calculated on a going concern basis and is the sum of (i) present value of future profits on a U.S. GAAP basis which represents the net present value of projected after-tax cash flows based on Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of non-hedgeable risks; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		March 31, 2018		December 31, 2017
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$501		$556
U.S. Northeast	Hurricane	595		573
U.S. Gulf Coast	Hurricane	548		586
Caribbean	Hurricane	180		175
Europe	Windstorm	377		403
Japan	Typhoon	183		209
California	Earthquake	495	$722	512	$640
British Columbia	Earthquake	154	313	143	306
Japan	Earthquake	269	297	330	368
Australia	Earthquake	222	278	152	222
New Zealand	Earthquake	147	220	140	201

The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended
	March 31, 2018		March 31, 2017
	$	ROE(1)	$	ROE(1)
Net (loss) income available to common shareholder	(119,750)	(8.1)%	38,199	2.6%

(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the quarter. Average common shareholder's equity is calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended
Calculation of average common shareholder's equity	March 31, 2018	March 31, 2017
Beginning of period common shareholder's equity	6,040,885	5,983,685
End of period common shareholder's equity	5,857,007	6,007,536
Average common shareholder's equity	5,948,946	5,995,611

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	March 31, 2018	December 31, 2017
Tangible book value:
Total shareholders' equity	$6,561,234	$6,745,112
Less:
Preferred shares, aggregate liquidation value at $25 per share	704,227	704,227
Common shareholder’s equity or book value	5,857,007	6,040,885
Less:
Goodwill (1)	456,380	456,380
Intangible assets, net of tax(1)	138,082	141,805
Tangible book value	$5,262,545	$5,442,700

Capital structure:
Senior notes (2)	$1,413,064	$1,384,824
Capital efficient notes (3)	63,384	63,384
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	5,857,007	6,040,885
Total capital	$8,037,682	$8,193,320

(1) The intangible assets are presented in the table above net of tax of $16 million at March 31, 2018 and $18 million at December 31, 2017.

(2) The increase in senior notes represents the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.

(3) Non-consolidated debt issued externally related to Capital efficient notes (CENts) of $63m does not appear in the debt line of the Consolidated Balance Sheet as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheet includes the related intercompany notes of $71m issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.